Exhibit 12.1

M/A COM Technology Solutions Holdings, Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Fiscal Quarter Ended January 2, 2015
	October 1, 2010	September 30, 2011	September 28, 2012	September 27, 2013	October 3, 2014
Earnings available for fixed charges:
Income (loss) from continuing operations before income tax (1)	$15,531	$(451)	$12,289	$27,331	$(18,772)	(5,828)
Fixed Charges	3,555	2,893	2,060	2,316	14,560	5,289
Net income—noncontrolling interests	(195)	—	—	—	—	—

Total Earnings available for fixed charges	$18,891	$2,442	$14,349	$29,647	$(4,212)	$(539)

Fixed Charges:
Interest expense	$2,323	$1,561	$695	$817	$12,362	4,723
Portion of rental expense which represents interest factor (2)	1,232	1,332	1,365	1,499	2,198	566

Total Fixed Charges	$3,555	$2,893	$2,060	$2,316	$14,560	$5,289

Ratio of earnings to fixed charges	5.3	0.8	7.0	12.8	(0.3)	(0.1)

(1)	The ratio coverage for the fiscal years 2011 and 2014 and for the fiscal quarter ended January 2, 2015 was less than 1:1 in each of these periods. The Company would have needed to generate additional earnings of approximately $0.5 million, $18.8 million and $5.8 million in fiscal years 2011 and 2014 and for the fiscal quarter ended January 2, 2015, respectively, to achieve a coverage ratio of 1:1 in each of these periods
(2)	The portion of total rent expense that represents the interest factor is 33.3%.